                              Filed by Forest Oil Corporation and Forcenergy Inc pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934


                              Forest Oil Commission File No:  333-39255
                              Forcenergy Commission File No:  333-04600
                              Subject Companies:  Forest Oil Corporation and
                                                        Forcenergy, Inc

THE FOLLOWING IS A PRESS RELEASE DISSEMINATED BY FOREST OIL CORPORATION AND FORCENERGY INC ON JULY 10, 2000.


                                      NEWS

FOREST OIL CORPORATION                                           FORCENERGY INC
1600 BROADWAY, SUITE 2200                                   3838 NORTH CAUSEWAY
DENVER, COLORADO 80202                                LAKEWAY THREE, SUITE 2300
                                                      METAIRIE, LOUISIANA 70002

Contacts:
Donald H. Stevens, Vice President                     Richard G. Zepernick, Jr.
     and Treasurer                        President and Chief Executive Officer
303/812-1500                                                       504/846-4300

FOR IMMEDIATE RELEASE

               FOREST OIL CORPORATION TO MERGE WITH FORCENERGY INC
        A NORTH AMERICAN NATURAL GAS COMPANY WITH SIGNIFICANT EXPOSURE TO
                      HIGH-IMPACT EXPLORATION OPPORTUNITIES

DENVER, COLORADO - JULY 10, 2000 - Forest Oil Corporation (Forest) (NYSE-FST) and Forcenergy Inc (Forcenergy) (NASDAQ-FORC) jointly announced today a merger that creates one of the ten largest independent exploration and production companies in the U.S. The combined company, which will be called Forest Oil Corporation and will be headquartered in Denver, Colorado, provides its shareholders with an attractive balance of production and high impact exploration both domestically and internationally. The merger is expected to be treated as a tax-free reorganization and to be accounted for as a pooling of interests. The proposed merger is expected to be immediately accretive on a per-share basis to cash flow, production and reserves.

Under the agreement, which was unanimously approved by each company's board of directors, Forcenergy common shareholders will receive 1.6 Forest common shares for each Forcenergy common share they own. Forest will also exchange its common stock for Forcenergy's outstanding preferred stock. After closing, Forest shareholders will hold approximately 56 percent of the combined company and Forcenergy shareholders approximately 44 percent. Forest expects to effect a 2 to 1 reverse split concurrently with the completion of the merger.

The pro forma company will initially have approximately 48 million shares outstanding with a market capitalization over $1.5 billion, based on Forest's closing price of $16.00 per share on July 7, 2000. Based on this closing price, the transaction has an implied value to Forcenergy's common shareholders of $25.60 per share, representing a 21 percent premium to Forcenergy's closing price of $21.19 per common share on July 7, 2000. Shareholders representing approximately 67 percent of Forcenergy and approximately 37 percent of Forest have agreed to vote their shares in favor of the merger. The transaction is subject to approval by shareholders of both companies and to customary regulatory approval.

Robert S. Boswell will continue in his role as Chairman and Chief Executive Officer of Forest. Richard G. (Gus) Zepernick, Jr. is to be named President and Chief Operating Officer of Forest. Two members of Forcenergy's Board of Directors, Forrest E. Hoglund and Stephen A. Kaplan, will join the Forest board for a total of 12 directors.

Robert S. Boswell comments, "This combination meets Forest's criteria of strategic fit. It places the Company in one of North America's highest potential frontier exploration areas in Alaska with an established platform for expansion. It significantly increases the Company's position in the Gulf of Mexico where Forest has historically achieved its highest rates of return and it will enable the Company to capture additional opportunities as well as cost savings.

The increased cash flow from the combination will enable the Company to better fund its growing portfolio of high impact exploration and development opportunities. We are obviously quite enthused about the potential value that will be created for our shareholders by the transaction. We are also quite pleased to welcome the new Forcenergy employees to the Company and in particular, Gus Zepernick, who will join the new Forest as President and Chief Operating Officer from his position of Chief Executive Officer at Forcenergy after a distinguished career at Ocean Energy, Inc."

Gus Zepernick stated, "The combined companies will have a much stronger balance sheet that will allow us to exploit a large inventory of lower risk exploitation and high impact exploration projects. The stronger prospect inventory, balance sheet and technical talent will enable the combined companies to deliver consistent shareholder return."


================================================================================

                            SUMMARY TRANSACTION TERMS
Exchange Ratio:             1.6 Forest shares for each Forcenergy common share
Accounting Structure:       Pooling of interests / Full cost
Tax Structure:              Tax free merger
Capitalization:             Book debt/cap ratio estimated at 51%
Company Name:               Forest Oil Corporation
Headquarters:               Denver, Colorado
Board of Directors:         10 Forest, 2 Forcenergy
Target Closing Date:        October 2000
================================================================================

================================================================================


                             FOREST OIL CORPORATION
                        PRELIMINARY PRO-FORMA INFORMATION
                                   (UNAUDITED)

                                                                       Pro Forma
First Quarter Results                                     1Q 00            1Q 00
--------------------------------------------------------------------------------
Net Daily Production (MMCFE)                                220              490
Cash Margin ($mm)
     (oil and gas revenue less production expenses)        44.8            100.0
Cash Flow ($mm)                                            33.0             80.9
EBITDA ($mm)                                               42.2             94.3
Weighted Average Shares Outstanding (millions)             26.8*            47.4*

*ADJUSTED FOR PROPOSED 2:1 REVERSE SPLIT

The pro forma data shown above are based on preliminary estimates and are unaudited.

Pro forma for the quarter ended March 31, 2000; production was split as follows:

         Gulf Offshore                                               50%
         Gulf Coast Onshore                                          13%
         Western                                                     15%
         Canada                                                      12%
         Alaska                                                      10%

================================================================================

                                   OPERATIONS

                                                        Pro Forma
                                        12/31/99         12/31/99             %
                                        ---------------------------------------
Proved Reserves (BCFE):
     Gulf Coast Offshore                     112              409             29
     Gulf Coast Onshore                      221              281             20
     Western                                 189              353             25
     Alaska                                  -0-              169             12
     Canada                                  196              196             14
                                             -----------------------------------
         Total                               718            1,408            100
                                             ===================================

Reserve Life Index (years)                   8.1              7.2
Gas / Liquids Ratio (%)                73% / 27%        59% / 41%

================================================================================

EXPLORATION - The merger combines exploration projects for both companies now underway in some of the highest impact areas of North America and the world. Forest brings the significant potential of the Northwest Territories of Canada, the Beaufort Sea, its offshore South Africa project and other international projects with significant reserve potential. Forcenergy contributes its significant Cook Inlet potential in Alaska. The increased cash flow and financial strength provided by the merger will enable the new Forest to aggressively execute its large portfolio of exploration projects on an accelerated timetable.

DEVELOPMENT - The new Forest has identified a broad portfolio of projects. Forcenergy's significant asset base in the Gulf of Mexico provides a portfolio of properties which were under-exploited due to Forcenergy's financial difficulties in 1998 and 1999. The company plans to aggressively pursue continued drilling in the Gulf of Mexico where the new Forest is now one of the largest operators on the shelf. Development in the Canadian Foothills and on the Liard Plateau in the Northwest Territories is planned to be increased. In addition, significant growth opportunities have been identified in existing onshore fields, where in-fill and step-out drilling, state-of-the-art technologies in reservoir drilling, completion and production can be used to extend field limits, increase production and recover more reserves.

================================================================================

                               FINANCIAL STRENGTH

EARNINGS AND CASH FLOW - The proposed merger is expected to be immediately accretive on a per share basis to cash flow, production and reserves. If the companies had been combined for 1999, cash flow would have been about $234 million. For 2000, assuming production of 465 - 500 mmcfe/d, historical expense rates, NYMEX prices of $3.25 and $25.00 for natural gas and oil, respectively, and taking into account the hedged position of both companies, cash flow on a pro forma basis is forecasted to increase further to a range of approximately $300 - $325 million with EBITDA approaching a range of $350 - $375 million.

BALANCE SHEET - The new Forest will have a stronger balance sheet than either company had individually. This increased financial strength and critical mass should give the new Forest a lower cost of capital and a better ability to fund its drilling and development projects primarily in North America. On a pro-forma consolidated basis as of March 31, 2000, the combined companies would have had a total book capitalization of about $1.25 billion, including approximately $600 million of equity. The book debt-to-total capitalization ratio would have been approximately 51 percent.

================================================================================

================================================================================

                                    ADVISORS

Salomon Smith Barney Inc. served as the advisor to Forest Oil for this transaction. In addition, Chase Securities Inc. provided a fairness opinion on the transaction. Advisors to Forcenergy were the firms of Petrie Parkman & Co. and Lehman Brothers Inc.

================================================================================

                               TELECONFERENCE CALL

Forest Oil Corporation and Forcenergy Inc management will hold a teleconference call Monday, July 10, 2000 at 11:00 a.m. Eastern Daylight Time (EDT) to review the proposed transaction. If you would like to participate, please call toll-free by dialing 1-888/781-5307 (for U.S.) and 1-706/634-0611, reference Forest Oil Corporation.

A replay of the teleconference call will be available Monday afternoon, July 10, 2000. The replay can be accessed by dialing toll-free 1-800/642-1687 (for U.S.) and 1-706/645-9291 (for International), reservation #338843.

In addition, you may log on to the Forest Oil website at www.forestoil.com to view the presentation live through Webcast by clicking Investor Relations button.

================================================================================

                                INVESTOR NOTICES

This press release includes "forward-looking statements" as defined by the Securities and Exchange Commission. Such statements are those concerning the companies' merger and strategic plans, expectations and objectives for future operations. All statements included in this press release that address activities, events or developments that the companies expect, believe or anticipate will or may occur in the future are forward-looking statements. This includes completion of the proposed merger, reserve estimates, production, cash flow and EBITDA estimates, future financial performance, future equity issuance and other matters. These statements are based on certain assumptions made by the companies based on their experience and perception of historical trends, current conditions, expected future developments and other factors they believe are appropriate in the circumstances. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the companies. Statements regarding future production are subject to all of the risks and uncertainties normally incident to the exploration for and development and production of oil and gas. These risks include, but are not limited to, inflation or lack of availability of goods and services, environmental risks, drilling risks and regulatory changes. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

Investors and security holders are advised to read the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 to be filed with the SEC in connection with the proposed merger. Forest and Forcenergy will file the joint proxy statement/prospectus with the SEC. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by Forest and Forcenergy with the SEC at the SEC's web site at www.sec.gov. The joint proxy statement/prospectus and such other documents (relating to Forest) may also be obtained for free from Forest by directing such request to: Forest Oil Corporation, 1600 Broadway, Suite 2200, Denver, Colorado 80202, Attention:
Donald H. Stevens, Vice President and Treasurer; telephone: 303-812-1400; e-mail: InvestorRelations@ForestOil.com. The joint proxy statement/prospectus and such other documents (relating to Forcenergy) may also be obtained for free from Forcenergy by directing such request to: Forcenergy Inc, 3838 North Causeway, Lakeway Three, Suite 2300, Metairie, Louisiana, 70002; Attn: Tom Getten, Vice President and General Counsel; telephone: 504-846-4300.

Forest, its directors, executive officers and certain members of management and employees may be considered "participants in the solicitation" of proxies from Forest's shareholders in connection with the merger. Information regarding such persons and a description of their interests in the merger will be contained in the Registration Statement on Form S-4 when it is filed.

Forcenergy, its directors, executive officers and certain members of management and employees may be considered "participants in the solicitation" of proxies from Forcenergy's shareholders in connection with the merger. Information regarding such persons and a description of their interests in the merger will be contained in the Registration Statement on Form S-4 when it is filed.


                                       ###